UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Laureate Education, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

518613203
(CUSIP Number)

Michelle S. Riley Bregal Investments, Inc. 277 Park Avenue 29th Floor, Suite B New York, NY 10172 (212) 704-3000

Copy to:
Mark E. Thierfelder Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203

1	NAMES OF REPORTING PERSON
Bregal Europe Co-Investment Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
126,189,616 shares of Class A common stock issuable upon conversion of 126,189,616 shares of Class B common stock(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
126,189,616 shares of Class A common stock issuable upon conversion of 126,189,616 shares of Class B common stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
126,189,616 shares of Class A common stock issuable upon conversion of 126,189,616 shares of Class B common stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)  Each share of Class B common stock of Laureate Education, Inc. (the “Issuer”) is convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the option of the holder or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

(2)  The calculation of the foregoing percentage is based on an aggregate 217,607,603 shares of the Issuer’s Class A common stock, which includes 55,275,228 shares of the Issuer’s Class A common stock outstanding as of April 20, 2018 plus (i) 36,142,759 shares of the Issuer’s Class A common stock issued by the Issuer on April 23, 2018 upon conversion of the Issuer’s Series A preferred stock, as set forth in the Form S-3 Registration Statement filed by the Issuer on April 23, 2018, and (ii) an additional 126,189,616 shares of the Issuer’s Class A common stock issuable upon conversion of the 126,189,616 shares of the Issuer’s Class B common stock that the Reporting Person may be deemed to beneficially own. See Item 5 hereof.

CUSIP No. 518613203

1	NAMES OF REPORTING PERSON
Bregal General Partner Jersey Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
126,189,616 shares of Class A common stock issuable upon conversion of 126,189,616 shares of Class B common stock(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
126,189,616 shares of Class A common stock issuable upon conversion of 126,189,616 shares of Class B common stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
126,189,616 shares of Class A common stock issuable upon conversion of 126,189,616 shares of Class B common stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)  Each share of Class B common stock of Laureate Education, Inc. (the “Issuer”) is convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the option of the holder or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

(2)  The calculation of the foregoing percentage is based on an aggregate 217,607,603 shares of the Issuer’s Class A common stock, which includes 55,275,228 shares of the Issuer’s Class A common stock outstanding as of April 20, 2018 plus (i) 36,142,759 shares of the Issuer’s Class A common stock issued by the Issuer on April 23, 2018 upon conversion of the Issuer’s Series A preferred stock, as set forth in the Form S-3 Registration Statement filed by the Issuer on April 23, 2018, and (ii) an additional 126,189,616 shares of the Issuer’s Class A common stock issuable upon conversion of the 126,189,616 shares of the Issuer’s Class B common stock that the Reporting Person may be deemed to beneficially own. See Item 5 hereof.

 This Amendment No. 1 to Schedule 13D hereby amends Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2017 on behalf of Bregal Europe Co-Investment Limited Partnership, a limited partnership organized in Scotland (“Bregal LP”) and Bregal General Partner Jersey Limited, a corporation organized in Jersey (“Bregal GP” and, together with Bregal LP, the “Reporting Persons”) with respect to shares Class A common stock, $0.004 par value per share (“Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation.  This Amendment No.1 is being filed to reflect a change in the percentage of Class A Common Stock beneficially owned by the Reporting Persons as a result of the change in the number of shares of Class A Common Stock outstanding as of April 23, 2018.

Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

The information contained on the cover pages to the Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 hereof are incorporated herein by reference.

(a) and (b) The Reporting Persons may be deemed to beneficially own an aggregate of 126,189,616 shares of Class A Common Stock, which represent, in the aggregate, approximately 58.0% of the outstanding shares of the Class A Common Stock following the issuance of 36,142,759 shares of Class A Common Stock by the Issuer on April 23, 2018 upon conversion of the Issuer’s Series A Preferred Stock, as set forth in the Form S-3 Registration Statement filed by the Issuer on April 23, 2018 (the “Conversion”). The calculation of the foregoing percentage is based on an aggregate 217,607,603 shares of Class A Common Stock, which includes 55,275,228 shares of Class A Common Stock outstanding as of April 20, 2018 plus (i) 36,142,759 shares of the Class A Common Stock issued by the Issuer on April 23, 2018 in the Conversion, and (ii) an additional 126,189,616 shares of Class A Common Stock that Wengen  may acquire upon the conversion of the Class B Common Stock owned by Wengen.

Wengen beneficially owns an aggregate of 126,189,616 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.  The limited partnership interests in Wengen are held by certain investors, including the Wengen Investors. The general partner of Wengen is Wengen Investments Limited (the “Wengen GP”), which is governed by a board of directors composed of Douglas L. Becker and other representatives of the Wengen Investors.  Pursuant to the provisions of the Wengen Securityholders Agreement, Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors, including the Reporting Persons, and certain of their affiliates may be deemed to have shared voting power over the 126,189,616 shares of Class B Common Stock held directly by Wengen.  The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on certain matters and disposition of such securities, subject to certain limitations.  As a result of such provisions, of the 126,189,616 shares of Class B Common Stock held by Wengen, the Reporting Persons may be deemed to have voting and investment power over 11,915,410 shares of Class B Common Stock owned directly by Wengen, equal to approximately 5.3% of the total shares of Common Stock immediately following the Conversion.  The general partner of Bregal LP is Bregal GP, which does not directly own any of the Reported Shares or any of the limited partnership interests in Wengen.  Due to its relationship to Bregal LP, Bregal GP may be deemed to have shared voting and investment power with respect to the Reported Shares. As such, Bregal GP may be deemed to have shared beneficial ownership over the Reported Shares as more fully described in this Schedule 13D.  The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6 below. Based on information provided by the Issuer, an aggregate of 589,830 shares of Class B Common Stock was subject to such voting proxy as of February 28, 2018.

The filing of this Schedule 13D shall not be deemed to constitute an admission that any Reporting Person is the beneficial owner of any securities covered by this Schedule 13D for purposes of Section 13(d) of the Exchange Act.

Wengen, the other Wengen Investors and certain of their affiliates will separately make Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.

None of the GP Directors beneficially owns any shares of Class A Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BREGAL EUROPE CO-INVESTMENT LIMITED PARTNERSHIP

By:	BREGAL GENERAL PARTNER JERSEY LIMITED, its General Partner

By:	/s/ Paul Bradshaw
Name: Paul Bradshaw
Title: Director

BREGAL GENERAL PARTNER JERSEY LIMITED

By:	/s/ Paul Bradshaw
Name: Paul Bradshaw
Title: Director

Dated: April 25, 2018